Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

UNAUDITED FINANCIAL STATEMENTS

August 31, 2008

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
BALANCE SHEETS
AS AT AUGUST 31, 2008 and FEBRUARY 29, 2008
(all numbers are in thousands of Canadian dollars)
	August 31, 2008 (Unaudited)	February 29, 2008

ASSETS

Current
Cash	$17,008	$10,915
Receivables	428	316
Prepaid expenses and deposits (Note 5)	955	1,699
	18,391	12,930

Mineral properties (Note 6)	95,189	76,664
Equipment (Note 7)	630	721

	$114,210	$90,315

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$4,932	$1,995
Current portion of capital lease obligations (Note 8)	109	116
	5,041	2,111

Capital lease obligations (Note 8)	24	69

Future income taxes	1,585	2,139
	6,650	4,319

Shareholders’ equity
Capital stock (Note 9)	122,815	102,513
Contributed surplus (Note 9)	11,246	8,575
Warrants (Note 9)	734	734
Deficit	(27,235)	(25,826)

	107,560	85,996

	$114,210	$90,315

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 11)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (Unaudited)
THREE and SIX MONTHS ENDED AUGUST 31, 2008 and 2007
(all numbers, except loss per share, are in thousands of Canadian dollars)
	3 months ended August 31,		6 months ended August 31,
	2008	2007	2008	2007

EXPENSES
General and administrative
Consulting	$5	$25	$51	$47
Directors’ fees	60	60	87	154
Investor relations	208	108	253	198
Legal and audit	111	267	232	529
Management compensation	158	299	237	540
Rent and office services	51	139	153	199
Transfer and regulatory fees	24	29	102	176
Travel and conferences	32	25	142	99
	649	952	1,257	1,942

Amortization of equipment	42	61	83	126
Stock-based compensation (Note 9)	76	2,413	659	2,891
Interest income	(225)	(89)	(335)	(165)

Loss before income taxes	542	3,337	1,664	4,794

Future income tax recovery	(121)	(722)	(255)	(722)

Net loss and comprehensive loss for the period	421	2,615	1,409	4,072

Deficit, beginning of period	26,814	15,443	25,826	13,986

Deficit, end of period	$27,235	$18,058	$27,235	$18,058

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.02)

Weighted average number of shares outstanding	323,220	265,281	315,019	228,814

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
STATEMENTS OF CASH FLOWS (Unaudited)
THREE and SIX MONTHS ENDED AUGUST 31, 2008 and 2007
 (all numbers are in thousands of Canadian dollars)
	3 months ended August 31,		6 months ended August 31,
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(421)	$(2,615)	$(1,409)	$(4,072)
Items not affecting cash:
Future income tax recovery	(121)	(722)	(255)	(722)
Stock-based compensation	76	2,413	659	2,891
Amortization of equipment	42	46	83	95

Changes in non-cash working capital items:
Receivables	(100)	305	(112)	(141)
Prepaid expenses and deposits	394	(2,346)	744	(2,322)
Accounts payable and accrued liabilities	(1,626)	513	(1,574)	(871)

Net cash used in operating activities	(1,756)	(2,406)	(1,864)	(5,142)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(6,321)	(3,244)	(11,744)	(5,360)
Acquisition of equipment	(4)	(113)	(15)	(236)

Net cash used in investing activities	(6,325)	(3,357)	(11,759)	(5,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and units	634	5,854	20,794	23,911
Repayment of capital lease obligations	(25)	(46)	(52)	(73)
Share issue costs	(9)	-	(1,026)	(1,417)

Net cash provided by financing activities	600	5,808	19,716	22,421

Change in cash	(7,481)	45	6,093	11,683

Cash, beginning of period	24,489	12,144	10,915	506

Cash, end of period	$17,008	$12,189	$17,008	$12,189

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-platinum-palladium-cobalt project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property (Note 6).

As an advanced exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively upon the Corporation’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

All amounts are in Canadian dollars unless otherwise stated.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 29, 2008. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 29, 2008.

[1]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

3.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended August 31, 2008.  The Company is not subject to externally imposed capital requirements.

4.	FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables included in other assets. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at August 31, 2008, the Company had a cash balance of $17,008 (February 29, 2008 - $10,915) to settle current liabilities of $5,041 (February 29, 2008 - $2,111). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

[2]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at August 31, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Since the Company is not a producing entity, commodity price risk is minimal.

5.	PREPAID EXPENSES AND DEPOSITS

	August 31, 2008	February 29, 2008

Prepaid drilling	$400	$981
Deposits - property leases	324	324
Prepaid insurance	212	73
Prepaid fuel	-	297
Other	19	24
	$955	$1,699

[3]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

6.	MINERAL PROPERTIES

	August 31, 2008	February 29, 2008

Property acquisition and maintenance costs:
Balance, beginning of period	$2,378	$2,188
Maintenance	66	190

Property acquisition and maintenance costs, end of period	2,444	2,378

Exploration costs:
Balance, beginning of period	74,286	61,393

Personnel (note 9)	4,668	2,568
Air support including helicopter moves	3,260	3,030
Diamond drilling	2,366	829
Camp support costs, including fuel	5,446	4,329
Analytical and geophysical services	2,719	2,137
	18,459	12,893

Exploration costs, end of period	92,745	74,286

Mineral properties, end of period	$95,189	$76,664

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

7.	EQUIPMENT

	August 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$334	$121	$213
Exploration equipment	366	241	125
Equipment under capital lease	578	286	292

	$1,278	$648	$630

[4]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

	February 29, 2008
	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$320	$90	$230
Exploration equipment	366	219	147
Equipment under capital lease	578	234	344

	$1,264	$543	$721

8.           CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	August 31, 2008	February 29, 2008

Leases payable bearing interest at rates from 6.9% to 7.6% per annum, repayable in monthly instalments totalling $10 including interest, secured by equipment.	$133	$185

Less: current portion	(109)	(116)

	$24	$69

Estimated minimum lease payments are as follows:
2009	58	116
2010	70	70
2011	12	12

	140	198

Less amount representing interest	(7)	(13)

Balance of obligation	$133	$185

[5]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

9.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus	Warrants

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2007	200,849,847	$72,516	$2,412	$-
Capital stock issued:
Private placements	58,392,854	14,147	-	953
Exercise of warrants	28,333,890	10,538	-	-
Exercise of options	13,425,002	5,444	-	-
Capital stock and warrants issued on contract termination	150,000	251	-	734
Transfer to capital stock:
Capital stock on exercise of warrants		953		(953)
Contributed surplus on exercise of options	-	2,156	(2,156)	-
Stock-based compensation	-	-	8,319	-
Flow-through tax benefits renounced	-	(2,052)	-	-
Share issuance costs	-	(1,440)	-	-

Balance, February 29, 2008	301,151,593	$102,513	$8,575	$734
Capital stock issued:
Private placements	20,555,556	20,000	-	-
Exercise of options	1,768,750	794	-	-
Transfer to capital stock:
Contributed surplus on exercise of options	-	235	(235)	-
Stock-based compensation	-	-	2,906	-
Share issuance costs	-	(727)	-	-

Balance, August 31, 2008	323,475,899	$122,815	$11,246	$734

During the six months ended August 31, 2008, the Company issued the following common shares:

i)
On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, net of a future tax impact of $299.

[6]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

Stock options

The estimated value of the options granted will be recognized over the vesting period.  As at August 31, 2008, there is $1,733 (August 31, 2007- $453) remaining to be charged to earnings in future periods relating to stock option grants.

The following incentive stock options and share purchase warrants were outstanding at August 31, 2008:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	321	$0.40	August 27, 2009
	590	$0.40	January 31, 2010
	160	$0.60	March 11, 2011
	2,563	$0.285	February 1, 2012
	2,400	$0.32	April 23, 2012
	1,100	$0.29	May 4, 2012
	1,000	$1.08	May 15, 2012
	2,800	$1.71	July 12, 2012
	1,750	$1.18	September 13, 2012
	1,250	$1.59	September 28, 2012
	2,000	$1.69	October 12, 2012
	1,855	$1.05	January 15, 2013
	1,250	$0.87	April 1, 2013
	400	$0.73	August 5, 2013
	19,439

Warrants	800	$1.67	September 5, 2012

[7]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, February 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,995	0.52	16,125	1.12
Exercised	(28,334)	0.37	(13,425)	0.44
Expired/cancelled	(14,063)	0.75	(1,857)	0.54

Outstanding, February 29, 2008	800	$1.67	19,958	$0.96
Granted	-	-	1,650	0.84
Exercised	-	-	(1,769)	0.45
Expired/cancelled	-	-	(400)	1.69

Outstanding, August 31, 2008	800	$1.67	19,439	$0.98

Number currently exercisable	800	$1.67	13,136	$0.95

Stock-based compensation

During the six months ended August 31, 2008, the Company granted 1,650,000 stock options (August 31, 2007 - 7,870,000) with a fair value of $877 (August 31, 2007- $5,468) to directors, employees and consultants. The Company recognized $2,906 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $2,247 was capitalized to mineral properties (August 31, 2007 - $2,891, no capitalization).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current year was $0.54 (August 31, 2007 - $0.70).

The following weighted average assumptions were used in the valuation of stock options granted in the quarter:

August 31, 2008

Risk-free interest rate	3.21%
Expected life of options	5 years
Annualized volatility	85%
Dividend rate	0.00%

Flow-through shares

During the six months ended August 31, 2008, the Company issued 15,000,000 (August 31, 2007 - 27,142,855) flow-through shares and has renounced $nil (August 31, 2007 - $nil) of expenditures to the flow-through shareholders.

[8]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

10.	RELATED PARTY TRANSACTIONS
A former director of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the second quarter, Starfield ceased to be a related party of  FSC.  During the six months ended August 31, 2008, the Company incurred costs of $64 (August 31, 2007 - $nil) with that entity.  At August 31, 2008, the Company had an amount owing to FSC of $nil (August 31, 2007 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	COMMITMENTS AND CONTINGENCIES

a)	Leases
The Company leases its corporate office in Toronto under an agreement expiring October 31, 2008. Minimum annual rents are $147 (August 31, 2007 - $147). The total minimum obligation remaining under this lease is $15 (August 31, 2007 - $135).

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012.  Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2009	$155
2010	274
2011	277
2012	280
2013	283

$1,269

b)      Exploration
On August 8, 2008, the Company entered into an agreement with a resources discovery consulting services corporation which expires in 2018.  Starfield will pay the consulting services corporation a sum of $200,000 based services rendered and subsequently will issue 100,000 shares, or cash equivalent, to the corporation for each new economic discovery made on the Ferguson Lake property, not currently identified as a mineral occurrence of commercial quality.

[9]

STARFIELD RESOURCES INC.
(An Exploration & Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE and SIX MONTHS ENDED AUGUST 31, 2008
(expressed in thousands of Canadian dollars, unless otherwise noted)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	August 31, 2008	August 31, 2007

Cash paid during the quarter for interest	$2	$4

Cash received during the quarter for interest	$227	$93

Cash paid during the year for income taxes	$-	$-

13.           COMPARATIVE DATA

Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s financial statement presentation.

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